Exhibit 99.5

February 26, 2019

Mr. James Thornton
Chairman of the Board
DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335

Via E Mail

Jim,

Thanks for taking the time to meet with me over the past three weeks.  I just wanted to circle back on one item we discussed in person on February 12; the Change of Control Payment made to Mr. Vincent Liuzzi.  If I understood you correctly, DNBF’s position is that, at some point within the two years prior to May 23, 2018 (the date of Mr. Liuzzi’s termination) a “Change of Control” (as that term is defined in Mr. Liuzzi’s Change of Control Agreement)[1] occurred, which gave rise to the payment obligations set forth in his Change of Control Agreement.  I further understood your position to be that DNBF’s determination that a Change of Control had occurred was based on the advice and recommendation of legal counsel.

Having spent considerable time analyzing the definition of Change of Control from Mr. Liuzzi’s Change of Control Agreement, it does not appear to me that any Change of Control had in fact occurred.  In order to clear up this very serious issue, perhaps you could share with all DNBF shareholders the factual basis for DNBF’s claim that a Change of Control occurred between May 23, 2016 and May 23, 2018 as well as any relevant legal analysis.

I hope that you understand why this issue is so important to us and likely all DNBF stockholders.  First, it is obvious that “control” of a corporation is a very valuable thing, which is why shareholders expect to receive a premium when the corporation in which they own stock (i.e., that they are part owners of) experiences a change of control.  If DNBF did indeed experience a change of control during the period between May 23, 2016 and May 23, 2018, DNBF shareholders will undoubtedly want to understand whether they received any premium in connection with that change of control and, if not, why not.

Second, to the extent DNBF shareholders did not receive any premium with respect to this purported “Change of Control,” it will be important for DNBF to understand not only why Mr. Liuzzi did but who else might be entitled to receive special payments related to this alleged “Change of Control.”  More broadly, DNBF shareholders will want to know why management (and management alone) is receiving valuable benefits from an asset (control) that rightfully belongs to all shareholders.

Given the importance of these issues to all DNBF shareholders, both a timely and public reply would be appreciated.

/s/ J. Abbott R. Cooper

J. Abbott R. Cooper

President
CT Opportunity Management LLC

Manager
Driver Management Company LLC

(e) Definition of “Change in Control”. For purposes of this Agreement, a “change in control” of Company or Bank shall mean any one or more of the following:

(1) a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)(or any successor provision) as it may be amended from time to time;

(2) any “persons” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act in effect on the date first written above), other than Company or Bank or any “person” who on the date hereof is a director of officer of Company or Bank, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Company or Bank representing 25% or more of the combined voting power of Company’s or Bank’s then outstanding securities; or

(3) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors of Company or Bank cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least two-thirds of the directors then in office who were directors at the beginning of the period.

(4) the signing of a letter of intent or a formal acquisition or merger agreement between the Holding Company or Bank, of the one part, and a third party which contemplates a transaction which would result in a “change of control” under paragraphs (1), (2) or (3) of this subsection (f), but, as to any Triggering Event, only if such letter of intent or agreement, or the transaction contemplated thereby, has not been canceled or terminated at the time the occurrence of the Triggering Event in question.

[1] I have copied the Change of Control definition to the end of this letter.